UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HERBALIFE LTD.

(Name of Issuer)

Common Shares, par value $0.002 per share

(Title of Class of Securities)

G4412G 10 1

(CUSIP Number)

Kevin J. Curley

c/o J.H. Whitney & Co.

130 Main Street

New Canaan, Connecticut 06840

(203) 716-6100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Paul T. Schnell, Esq.

Neil P. Stronski, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

March 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4412G 10 1		Page 2 of 15 Pages
1		Name of Reporting Persons Whitney V, L.P. I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 17,548,096
	8	Shared Voting Power 0
	9	Sole Dispositive Power 17,548,096
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 17,548,096*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 24.7%**
14		Type of Reporting Person (See Instructions) PN

* See Item 5

** The calculation of the foregoing percentage is based on 71,714,164 Common Shares outstanding as of February 22, 2007, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

CUSIP No. G4412G 10 1		Page 3 of 15 Pages
1		Name of Reporting Persons Whitney Strategic Partners V, L.P. I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 146,142
	8	Shared Voting Power 0
	9	Sole Dispositive Power 146,142
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 146,142*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0.2%**
14		Type of Reporting Person (See Instructions) PN

* See Item 5

** The calculation of the foregoing percentage is based on 71,714,164 Common Shares outstanding as of February 22, 2007, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

CUSIP No. G4412G 10 1		Page 4 of 15 Pages
1		Name of Reporting Persons Whitney Equity Partners V, LLC I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 17,694,238
	8	Shared Voting Power 0
	9	Sole Dispositive Power 17,694,238
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 17,694,238*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 24.7%**
14		Type of Reporting Person (See Instructions) OO

* See Item 5

** The calculation of the foregoing percentage is based on 71,714,164 Common Shares outstanding as of February 22, 2007, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

CUSIP No. G4412G 10 1		Page 5 of 15 Pages
1		Name of Reporting Persons Whitney Private Debt Fund, L.P. I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 70,873
	8	Shared Voting Power 0
	9	Sole Dispositive Power 70,873
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 70,873*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0.1%**
14		Type of Reporting Person (See Instructions) PN

* See Item 5

** ** The calculation of the foregoing percentage is based on 71,714,164 Common Shares outstanding as of February 22, 2007, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

CUSIP No. G4412G 10 1		Page 6 of 15 Pages
1		Name of Reporting Persons Whitney Private Debt GP, L.L.C. I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 70,873
	8	Shared Voting Power 0
	9	Sole Dispositive Power 70,873
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 70,873*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0.1%**
14		Type of Reporting Person (See Instructions) OO

* See Item 5

** The calculation of the foregoing percentage is based on 71,714,164 Common Shares outstanding as of February 22, 2007, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

CUSIP No. G4412G 10 1		Page 7 of 15 Pages
1		Name of Reporting Persons Prairie Fire Capital, LLC I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 958,480
	8	Shared Voting Power 0
	9	Sole Dispositive Power 958,480
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 958,480*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 1.3%**
14		Type of Reporting Person (See Instructions) OO

* See Item 5

** The calculation of the foregoing percentage is based on 71,714,164 Common Shares outstanding as of February 22, 2007, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

CUSIP No. G4412G 10 1		Page 8 of 15 Pages
1		Name of Reporting Persons Peter M. Castleman I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 958,480
	8	Shared Voting Power 0
	9	Sole Dispositive Power 958,480
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 958,480*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13		Percent of Class Represented by Amount in Row (11) 1.3%**
14		Type of Reporting Person (See Instructions) IN

* See Item 5

** The calculation of the foregoing percentage is based on 71,714,164 Common Shares outstanding as of February 22, 2007, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

CUSIP No. G4412G 10 1		Page 9 of 15 Pages
1		Name of Reporting Persons Daniel J. O'Brien I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,045,738
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,045,738
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,045,738*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13		Percent of Class Represented by Amount in Row (11) 1.5%**
14		Type of Reporting Person (See Instructions) IN

* See Item 5

** The calculation of the foregoing percentage is based on 71,714,164 Common Shares outstanding as of February 22, 2007, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

CUSIP No. G4412G 10 1		Page 10 of 15 Pages
1		Name of Reporting Persons Michael R. Stone I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6		Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 308,303
	8	Shared Voting Power 0
	9	Sole Dispositive Power 308,303
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 308,303*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0.4%**
14		Type of Reporting Person (See Instructions) IN

* See Item 5

** The calculation of the foregoing percentage is based on 71,714,164 Common Shares outstanding as of February 22, 2007, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

CUSIP No. G4412G 10 1		Page 11 of 15 Pages
1		Name of Reporting Persons The Michael and Karen Stone Family Foundation, Inc. I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 35,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 35,000
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 35,000*
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) Less than 0.1%**
14		Type of Reporting Person (See Instructions) CO

* See Item 5

** The calculation of the foregoing percentage is based on 71,714,164 Common Shares outstanding as of February 22, 2007, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

Item 3. Source and Amount of Funds or Other Consideration

The disclosure in Item 3 of the Schedule 13D originally filed on February 2, 2007 (the "Original 13D") is hereby amended by inserting the following new paragraph after the fifth paragraph thereof:

Buyer entered into non-binding letters of intent (the "Non-Binding Letter of Intents"), dated March 18, 2007, with the following Chairman's Club distributors of the Issuer's products: Markus Lehmann, Leslie Stanford, Natalia Maria Felgueiras Ferreira (along with her husband, Jose Paulo Dinis Da Silva), Ronald P. J. Bos and J. M. Bos-Vuijst and Blake Morgan (collectively, the "Distributors"), whereby the Distributors indicated their interest in investing up to $59,750,000, in the aggregate, in equity in a new entity to be formed by Buyer to consummate the Proposed Acquisition.

Item 5. Interest in Securities of the Issuer

The disclosure in Item 5 of the Original 13D is hereby amended by amending and restating the first two paragraphs of subsections (a) and (b) therein in their entirety as follows:

(a) and (b) The respective percentages set forth below are based on 71,714,164 Common Shares outstanding as of February 22, 2007, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2006. The information contained on the cover pages to this Amendment is incorporated herein by reference.

Collectively, the Reporting Persons directly beneficially own, in the aggregate, a total of 19,048,279 Common Shares, or approximately 26.6% of the outstanding Common Shares of the Issuer.

The Reporting Persons understand that certain of the Distributors beneficially own an aggregate of 1,152,565 Common Shares of the Issuer, or approximately 1.6% of the outstanding Common Shares, as follows: Leslie Stanford beneficially owns, directly or indirectly, an aggregate of 779,465 Common Shares, or approximately 1.1% of the outstanding Common Shares of the Issuer; Markus Lehmann beneficially owns, directly or indirectly, an aggregate of 312,500 Common Shares and currently exercisable options to purchase 20,000 Common Shares, or approximately .5% of the outstanding Common Shares of the Issuer; Ronald P. J. Bos and J. M. Bos-Vuijst beneficially own, directly or indirectly, an aggregate of 36,000 Common Shares, or less than .1% of the outstanding Common Shares of the Issuer; and Natalia Maria Felgueiras Ferreira (along with her husband, Jose Paulo Dinis Da Silva) benefically owns, directly or indirectly, an aggregate of 4,600 Common Shares, or less than .1% of the outstanding Common Shares of the Issuer. The Reporting Persons understand that Blake Morgan does not beneficially own any Common Shares.

As a result of such beneficial ownership, the Reporting Persons together with the Distributors collectively would beneficially own, in the aggregate, a total of 20,200,844 Common Shares, or approximately 28.2% of the outstanding Common Shares of the Issuer. By virtue of the relationships among the Reporting Persons and the Distributors, the Reporting Persons and Distributors may be deemed to constitute a "group" within the meaning of Section 13(d) of the Act, and each Reporting Person and Distributor may therefore be deemed to have beneficial ownership of all Common Shares beneficially owned by each of the Reporting Persons and Distributors. Neither the filing of this Amendment, the Original 13D nor any of their contents shall be deemed to constitute an admission that any Reporting Person, any Distributor, or any other person described herein or in Item 2 of the Original 13D is the beneficial owner of the Common Shares of any other Reporting Person or Distributor referred to herein, or is a member of any “group” within the meaning of Section 13(d) of the Act or for any other purpose. The Reporting Persons disclaim any pecuniary interest in the Common Shares beneficially owned by the Distributors.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure in Item 6 of the Original 13D is hereby amended by inserting the following new paragraph after the third paragraph thereof:

On March 18, 2007, Buyer entered into Non-Binding Letters of Intent with each of the Distributors, whereby such Distributors indicated an interest in investing up to an aggregate of $59,750,000 in equity in a new entity to be formed by Buyer to consummate the Proposed Acquisition, as follows: (i) Leslie Stanford, up to $30 million; (ii) Markus Lehmann, up to $18 million; (iii) Blake Morgan, up to $8 million; (iv) Ronald P. J. Bos and J. M. Bos-Vuijst, up to $3,000,000; and (v) Natalia Maria Felgueiras Ferreira (with her husband, Jose Paulo Dinis Da Silva), up to $750,000. The Distributors' interest in investing in the Proposed Acquisition is on a non-binding and non-exclusive basis. Accordingly, if the Issuer were to pursue a sale transaction with any other person, the Distributors would be free to participate in the other transaction. In addition, the Distributors' interest in investing in the new entity to be formed by Buyer to consummate the Proposed Acquisition is also subject, among other things, to the ability of eligible President's Team members to also make an investment in such new entity, if the Proposed Acquisition proceeds and such investment is legally permitted. The Non-Binding Letters of Intent are attached hereto as Exhibits D, E, F, G and H and incorporated herein by reference. Buyer is in discussions and expects to continue discussions with certain other distributors regarding entering into similar non-binding letters of intent.

Item 7. Material to be Filed as Exhibits

The disclosure in Item 7 of the Original 13D is hereby supplemented by adding the following Exhibits.

Exhibit D –	Non-Binding Letter of Intent between Buyer and Blake Morgan, dated March 18, 2007.
Exhibit E –	Non-Binding Letter of Intent between Buyer and Markus Lehmann, dated March 18, 2007.
Exhibit F –	Non-Binding Letter of Intent between Buyer and Leslie Stanford, dated March 18, 2007.
Exhibit G –	Non-Binding Letter of Intent among Buyer, J. M. Bos-Vuijst and Ronald P. J. Bos, dated March 18, 2007.
Exhibit H –	Non-Binding Letter of Intent among Buyer, Jose Paulo Dinis Da Silva and Natalia Maria Felgueiras Ferreira, dated March 18, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 19, 2007

WHITNEY V, L.P. By: Whitney Equity Partners V, LLC, its General Partner
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

WHITNEY STRATEGIC PARTNERS V, L.P. By: Whitney Equity Partners V, LLC, its General Partner
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

WHITNEY PRIVATE DEBT FUND, L.P. By: Whitney Private Debt GP, L.L.C., its General Partner
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

WHITNEY EQUITY PARTNERS V, LLC
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

WHITNEY PRIVATE DEBT GP, L.L.C.
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Managing Member

Prairie Fire Capital, LLC
By:	/s/ Daniel J. O'Brien
Daniel J. O'Brien Manager

_/s/ Peter M. Castleman _____________________________ Peter M. Castleman
_/s/ Daniel J. O'Brien _______________________________ Daniel J. O'Brien
_/s/ Michael R. Stone________________________________ Michael R. Stone
The Michael and Karen Stone Family Foundation, Inc.
By:	/s/ Michael R. Stone
Michael R. Stone Sole Director and President

                Exhibit D

March 18, 2007

Whitney V, L.P.

J.H. Whitney & Co.

130 Main Street

New Canaan, Connecticut 06840

Ladies and Gentlemen:

The undersigned understands that Whitney V, L.P. and/or one or more of its affiliates ("Whitney") is proposing to create a newly formed entity ("NewCo") in order to acquire all of the outstanding common shares of Herbalife, Ltd. (the "Company") (such acquisition, the "Transaction"). As part of the Transaction, I understand that Whitney is prepared to provide all qualified members of the Company's Chairman's Club, if permitted in the countries in which they live, with an opportunity to make an investment in the same securities Whitney principals will be acquiring in NewCo (the "Investment").

I am pleased to confirm my interest in investing in NewCo in an amount up to U.S. $8,000,000.00. You and I understand and agree that this is a non-binding expression of interest and that it does not create any commitment or obligation regarding making an Investment. My willingness to invest in NewCo would be subject, among other things, to the ability of eligible President's Team members to also make an investment in NewCo, if the Transaction proceeds and such investment is legally permitted.

While I believe that the Transaction is in the best interests of the Company and its shareholders, you understand that my potential participation in the Transaction is on a non-exclusive basis. Accordingly, if the Company were to pursue a sale transaction with any other person, I would be free to participate in the other transaction.

This letter does not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be a sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction, or pursuant to a valid exemption therefrom. I understand that you are not making an offer of securities that can be accepted. Only the execution and delivery of definitive documentation relating to the Investment shall result in any binding or enforceable obligation of any party relating to the Investment, subject to the terms set forth therein.

I look forward to working with you on this Transaction.

Sincerely,

/s/ Blake W. Morgan

Name: Blake W. Morgan

Acknowledged:

WHITNEY V, L.P.

By: Whitney Equity Partners V, LLC

its General Partner

By: /s/ Ransom A. Langford

Name:	Ransom A. Langford
Title:	Attorney-in-fact

Exhibit E

March 18, 2007

Whitney V, L.P.

J.H. Whitney & Co.

130 Main Street

New Canaan, Connecticut 06840

Ladies and Gentlemen:

The undersigned understands that Whitney V, L.P. and/or one or more of its affiliates ("Whitney") is proposing to create a newly formed entity ("NewCo") in order to acquire all of the outstanding common shares of Herbalife, Ltd. (the "Company") (such acquisition, the "Transaction"). As part of the Transaction, I understand that Whitney is prepared to provide all qualified members of the Company's Chairman's Club, if permitted in the countries in which they live, with an opportunity to make an investment in the same securities Whitney principals will be acquiring in NewCo (the "Investment").

I am pleased to confirm my interest in investing in NewCo in an amount up to U.S. $18,000,000.00. You and I understand and agree that this is a non-binding expression of interest and that it does not create any commitment or obligation regarding making an Investment. My willingness to invest in NewCo would be subject, among other things, to the ability of eligible President's Team members to also make an investment in NewCo, if the Transaction proceeds and such investment is legally permitted.

While I believe that the Transaction is in the best interests of the Company and its shareholders, you understand that my potential participation in the Transaction is on a non-exclusive basis. Accordingly, if the Company were to pursue a sale transaction with any other person, I would be free to participate in the other transaction.

This letter does not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be a sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction, or pursuant to a valid exemption therefrom. I understand that you are not making an offer of securities that can be accepted. Only the execution and delivery of definitive documentation relating to the Investment shall result in any binding or enforceable obligation of any party relating to the Investment, subject to the terms set forth therein.

I look forward to working with you on this Transaction.

Sincerely,

/s/ Markus Lehmann

Name:	Markus Lehmann
Sales Consulting Establishment

Acknowledged:

WHITNEY V, L.P.

By: Whitney Equity Partners V, LLC

its General Partner

By: /s/ Ransom A. Langford

Name:	Ransom A. Langford
Title:	Attorney-in-fact

Exhibit F

March 18, 2007

Whitney V, L.P.

J.H. Whitney & Co.

130 Main Street

New Canaan, Connecticut 06840

Ladies and Gentlemen:

The undersigned understands that Whitney V, L.P. and/or one or more of its affiliates ("Whitney") is proposing to create a newly formed entity ("NewCo") in order to acquire all of the outstanding common shares of Herbalife, Ltd. (the "Company") (such acquisition, the "Transaction"). As part of the Transaction, I understand that Whitney is prepared to provide all qualified members of the Company's Chairman's Club, if permitted in the countries in which they live, with an opportunity to make an investment in the same securities Whitney principals will be acquiring in NewCo (the "Investment").

I am pleased to confirm my interest in investing in NewCo in an amount up to U.S. $30,000,000.00. You and I understand and agree that this is a non-binding expression of interest and that it does not create any commitment or obligation regarding making an Investment. My willingness to invest in NewCo would be subject, among other things, to the ability of eligible President's Team members to also make an investment in NewCo, if the Transaction proceeds and such investment is legally permitted.

While I believe that the Transaction is in the best interests of the Company and its shareholders, you understand that my potential participation in the Transaction is on a non-exclusive basis. Accordingly, if the Company were to pursue a sale transaction with any other person, I would be free to participate in the other transaction.

This letter does not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be a sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction, or pursuant to a valid exemption therefrom. I understand that you are not making an offer of securities that can be accepted. Only the execution and delivery of definitive documentation relating to the Investment shall result in any binding or enforceable obligation of any party relating to the Investment, subject to the terms set forth therein.

I look forward to working with you on this Transaction.

Sincerely,

/s/ Leslie Stanford

Name: Leslie Stanford

Acknowledged:

WHITNEY V, L.P.

By: Whitney Equity Partners V, LLC

its General Partner

By: /s/ Ransom A. Langford

Name:	Ransom A. Langford
Title:	Attorney-in-fact

Exhibit G

March 18, 2007

Whitney V, L.P.

J.H. Whitney & Co.

130 Main Street

New Canaan, Connecticut 06840

Ladies and Gentlemen:

The undersigned understands that Whitney V, L.P. and/or one or more of its affiliates ("Whitney") is proposing to create a newly formed entity ("NewCo") in order to acquire all of the outstanding common shares of Herbalife, Ltd. (the "Company") (such acquisition, the "Transaction"). As part of the Transaction, I understand that Whitney is prepared to provide all qualified members of the Company's Chairman's Club, if permitted in the countries in which they live, with an opportunity to make an investment in the same securities Whitney principals will be acquiring in NewCo (the "Investment").

I am pleased to confirm my interest in investing in NewCo in an amount up to U.S. $3,000,000.00. You and I understand and agree that this is a non-binding expression of interest and that it does not create any commitment or obligation regarding making an Investment. My willingness to invest in NewCo would be subject, among other things, to the ability of eligible President's Team members to also make an investment in NewCo, if the Transaction proceeds and such investment is legally permitted.

While I believe that the Transaction is in the best interests of the Company and its shareholders, you understand that my potential participation in the Transaction is on a non-exclusive basis. Accordingly, if the Company were to pursue a sale transaction with any other person, I would be free to participate in the other transaction.

This letter does not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be a sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction, or pursuant to a valid exemption therefrom. I understand that you are not making an offer of securities that can be accepted. Only the execution and delivery of definitive documentation relating to the Investment shall result in any binding or enforceable obligation of any party relating to the Investment, subject to the terms set forth therein.

I look forward to working with you on this Transaction.

Sincerely,

  /s/ J.M. Bos-Vuijst

Name: J. M. Bos-Vuijst

  /s/ Ronald P.J. Bos

Name: Ronald P.J. Bos

Acknowledged:

WHITNEY V, L.P.

By: Whitney Equity Partners V, LLC

its General Partner

By: /s/ Ransom A. Langford

Name:	Ransom A. Langford
Title:	Attorney-in-fact

Exhibit H

March 18, 2007

Whitney V, L.P.

J.H. Whitney & Co.

130 Main Street

New Canaan, Connecticut 06840

Ladies and Gentlemen:

The undersigned understands that Whitney V, L.P. and/or one or more of its affiliates ("Whitney") is proposing to create a newly formed entity ("NewCo") in order to acquire all of the outstanding common shares of Herbalife, Ltd. (the "Company") (such acquisition, the "Transaction"). As part of the Transaction, I understand that Whitney is prepared to provide all qualified members of the Company's Chairman's Club, if permitted in the countries in which they live, with an opportunity to make an investment in the same securities Whitney principals will be acquiring in NewCo (the "Investment").

I am pleased to confirm my interest in investing in NewCo in an amount up to U.S. $750,000. You and I understand and agree that this is a non-binding expression of interest and that it does not create any commitment or obligation regarding making an Investment. My willingness to invest in NewCo would be subject, among other things, to the ability of eligible President's Team members to also make an investment in NewCo, if the Transaction proceeds and such investment is legally permitted.

While I believe that the Transaction is in the best interests of the Company and its shareholders, you understand that my potential participation in the Transaction is on a non-exclusive basis. Accordingly, if the Company were to pursue a sale transaction with any other person, I would be free to participate in the other transaction.

This letter does not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be a sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction, or pursuant to a valid exemption therefrom. I understand that you are not making an offer of securities that can be accepted. Only the execution and delivery of definitive documentation relating to the Investment shall result in any binding or enforceable obligation of any party relating to the Investment, subject to the terms set forth therein.

I look forward to working with you on this Transaction.

Sincerely,

  /s/ Jose Paulo Dinis Da Silva

Name: Jose Paulo Dinis Da Silva

  /s/ Natalia Maria Felgueiras Ferreira

Name: Natalia Maria Felgueiras Ferreira

Acknowledged:

WHITNEY V, L.P.

By: Whitney Equity Partners V, LLC

its General Partner

By: /s/ Ransom A. Langford

Name:	Ransom A. Langford
Title:	Attorney-in-fact